Exhibit 99.1

May 10, 2019

PRESS RELEASE

4-1-3 Taihei, Sumida-ku, Tokyo
Pepper Food Service Co., Ltd.
Kunio Ichinose, Representative Director, President and Chief Executive Officer
(Code number: 3053) TSE 1st Section NASDAQ (Ticker Symbol: KPFS)
Inquiries:	Ichiro Yasuda, General Manager of General Affairs Division
Telephone number:	+81 (0)3 3829 3210

Notification of the Recording of Extraordinary Income

Pepper Food Service Co., Ltd. (the “Company”) and the Pepper Food Service Group hereby announce that the extraordinary income detailed below has been recorded for the first quarter of the fiscal year ended December 31, 2019 (January 1 2019–March 31 2019).

1.	Extraordinary Income Recorded in the Consolidated Accounts

Recording of reversal of business structure improvement allowances

In the fourth quarter of the fiscal year ended December 31, 2018 (October 1, 2018–December 31, 2018), we recorded an extraordinary loss of ¥1,310 million as a carry-forward relating to provisions for business structure improvement, this amount being a reasonable estimate of the losses we expected to incur in improving the business structure of our subsidiaries. This loss was mainly comprised of lease payments that could not be canceled and that we did not expect to be able to recover through sales, sub-leasing or similar methods; i.e. payments stipulated in building lease agreements connected with unprofitable stores and stores scheduled for closure. Subsequently, we revised our accounting estimates as a result of new information obtained as the business structure improvements progressed, through negotiations with the landlords who were party to the building lease agreements, etc., which allowed us to calculate more accurate estimates. Consequently, in the first quarter of the current fiscal year, we have recorded an extraordinary gain of ¥530 million as a reversal of business structure improvement allowances, this amount being the difference between the previous estimates and the current estimates.

2.	Extraordinary Income Recorded in the Non-Consolidated Accounts

Recording of reversal of provisions for doubtful accounts

In the first quarter of the current fiscal year, we have recorded ¥407 million as extraordinary income on the reversal of provisions for doubtful accounts, due primarily to the reversal of business structure improvement allowances at subsidiaries.

3.	Impact on Business Results

The impact on business results has already been incorporated into the “Consolidated Financial Results for the Three-Month Period Ended March 31, 2019 [Japanese GAAP]” announced today.